SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 22, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on November 22, 2004

Amsterdam / London • 22 November 2004

ING Group agrees to sell Baring Asset Management

• •	MassMutual to buy BAM'S Investment management activities Northern Trust to buy BAM’s Financial Services Group

ING Group has reached an agreement to sell the activities of Baring Asset Management as part of its ongoing strategy to actively manage its portfolio and focus on core businesses.

Under the agreement, U.S.-based MassMutual Financial Group will purchase the investment management activities of Baring Asset Management. The activities include about EUR 26 billion ($32 billion) in assets under management and a team of about 100 investment professionals operating from a network of 11 offices world-wide.

Northern Trust Corp., based in Chicago, will purchase Baring Asset Management’s Financial Services Group, which offers fund administration, custody and trust services. The business had about EUR 51 billion in funds under administration, EUR 23 billion in custody, and EUR 26 billion held in trust as of 30 September 2004. It operates from offices in London, Guernsey, Dublin, the Isle of Man and Jersey.

All of Baring Asset Management’s employees will transfer to the buyers, with 600 transferring to MassMutual and 770 to Northern Trust. David Brennan, Chairman and CEO of Baring Asset Management, will retain his responsibilities for the investment management activities to be acquired by MassMutual.

For ING Group, the sales will result in a net gain of about EUR 250 million at closing. It will also have a positive impact on ING’s debt/equity ratio of 80 basis points. The transactions are subject to applicable regulatory approvals and are expected to be completed before the end of the first quarter of 2005.

Press enquiries: ING Group, The Netherlands Dorothy Hillenius, +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Note to editors:
MassMutual Financial Group – comprised of member companies with nearly $300 billion of assets under management as of June 30, 2004 – is a global, growth-oriented, diversified financial services organization providing life insurance, annuities, disability income insurance, long-term care insurance, retirement planning products, structured settlement annuities, trust services, money management, and other financial products and services. The MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company and its affiliates, which include: OppenheimerFunds, Inc.; Babson Capital Management LLC; Cornerstone Real Estate Advisers LLC; MML Investors Services, Inc.; The MassMutual Trust Company, FSB; Antares Capital Corporation; MML Bay State Life Insurance Company; C.M. Life Insurance Company; and MassMutual International, Inc. MassMutual is on the Internet at www.massmutual.com.

Northern Trust Corporation (Nasdaq: NTRS) is a leading provider of investment management, asset and fund administration, fiduciary and banking solutions for corporations, institutions and affluent individuals worldwide. Northern Trust, a multibank holding company based in Chicago, has a growing network of offices in 15 U.S. states and has international offices in six countries. As of September 30, 2004, Northern Trust had assets under administration of $2.4 trillion, assets under investment management of $535 billion. Northern Trust, founded in 1889, has earned distinction as an industry leader in combining high-touch service and expertise with innovative products and technology. For more information, visit www.northerntrust.com.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: November 22, 2004